Exhibit 12

GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the fiscal year ended
(Unaudited) In millions	2004	2003	2002

Fixed charges:
Total interest expense (including $5, $9, and $14 capitalized in 2004, 2003, and 2002, respectively)	$801	$924	$914
One-third of rent expense	31	37	61

Total fixed charges	832	961	975

Add:
Income (loss) before income taxes and extraordinary item	931	443	(514)
Interest capitalized	(5)	(9)	(14)

	926	434	(528)

Earnings for fixed charges	$1,758	$1,395	$447

Ratio of earnings to fixed charges	2.11	1.45	( a)

(a)	In fiscal 2002 fixed charges exceeded earnings by $528 million.